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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC Mail Processing Section
AUG 19 2016
Washington DC

SEC FILE NUMBER
8- 38686

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2015 (MM/DD/YY) AND ENDING June 30, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

GLOVER CAPITAL, INC.

NAME OF BROKER-DEALER- Glover Capital, Inc. JG

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

229 PEACHTREE STREET, SUITE 506, INTERNATIONAL TOWER
(No. and Street)

ATLANTA	GA	30303
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
MARION GLOVER 404-523-2921
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PORTER KEADLE MOORE
(Name – *if individual, state last, first, middle name*)

235 PEACHTREE STREET, STE 1800	ATLANTA	GA	30303
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ■ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR

I, MARION GLOVER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GLOVER CAPITAL, INC., as of JUNE 30, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Signed before me on August 18, 2016



JOANN SHEPHERD
MY COMMISSION EXPIRES
NOTARY
PUBLIC
DECEMBER 2, 2018
DEKALB COUNTY, GEORGIA

This report ** contains (check all applicable boxes):

- ■ (a) Facing Page.
- ■ (b) Statement of Financial Condition.
- ■ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ■ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ■ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ■ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


Porter
Keadle
Moore

CPAs | Advisors | www.pkm.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Glover Capital, Inc.
Atlanta, Georgia

We have audited the accompanying statement of financial condition of Glover Capital, Inc. (the "Company") as of June 30, 2016, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Glover Capital, Inc. as of June 30, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule 1: Reconciliation of Audited and Unaudited Reports, and Schedule 2: Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Glover Capital, Inc's financial statements which are presented in Glover Capital, Inc.'s 2016 Annual Report. The Supplemental Information is the responsibility of the Glover Capital, Inc's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information contained in Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Porter Keadle Moore, LLC

Atlanta, Georgia
August 16, 2016

235 Peachtree Street, NE | Suite 1800 | Atlanta, GA 30303 | Phone 404.588.4200 | 404.588.4222
A member of Allinial Global

GLOVER CAPITAL, INC.

Statement of Financial Condition

June 30, 2016

Assets

Current assets:	
Cash and cash equivalents	$ 107,763
Commissions receivable	39,444
Deferred tax asset	2,626
Federal taxes receivables	406
Total current assets	$ 150,239

Liabilities and Stockholder's Equity

Current liabilities:	
Accounts payable	$ 1,514
Income taxes payable	302
Management fee payable	46,361
Due to Glover & Associates, Inc.	4,072
Total current liabilities	52,249
Commitments	
Stockholder's equity:	
Common stock, $1 par value; 100,000 shares authorized; 5,000 shares issued and outstanding	5,000
Additional paid-in capital	2,500
Retained earnings	90,490
Total stockholder's equity	97,990
Total liabilities and stockholder's equity	$ 150,239

See notes to financial statements.

GLOVER CAPITAL, INC.

Statement of Operations

For the Year Ended June 30, 2016

Revenues	$ 147,395
Costs and expenses:	
Management fees	86,361
Regulatory fees	1,571
Other expenses	65,026
Total costs and expenses	152,958
Interest income	31
Loss before provisions for income taxes	(5,532)
(Provision) benefit for income taxes:	
Current	(1,056)
Deferred	1,901
	845
Net loss	$ (4,687)

See notes to financial statements.